

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04009294

February 24, 2004

Cary J. Meier
Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2004

Re: AmSouth Bancorporation
Incoming letter dated February 2, 2004

Dear Mr. Meier:

This is in response to your letter dated February 2, 2004 concerning the shareholder proposal submitted to AmSouth by John K. Moore. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John K. Moore
200 Providence Road
Post Office Box 35261
Charlotte, NC 28235

3/33

Kirkpatrick & Lockhart LLP

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

February 2, 2004

CARY J. MEER
(202) 778-9107
CMEER@KL.COM
(202) 778-9100 - Fax

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AmSouth Bancorporation—Omission of Shareholder Proposal

Ladies and Gentlemen:

We are counsel for AmSouth Bancorporation ("AmSouth") in connection with a shareholder proposal ("Proposal") submitted by John K. Moore ("Proponent") for inclusion in AmSouth's proxy materials for its 2004 annual meeting of shareholders ("2004 Annual Meeting"). (A copy of the Proposal and the statement in support thereof ("Supporting Statement") is attached as Exhibit A.)

The Proposal asks that AmSouth's shareholders recommend that the Board of Directors amend AmSouth's by-laws to separate the roles of Chairman of the Board of Directors ("Chairman") and Chief Executive Officer ("CEO") and requires an independent[1] director to serve as Chairman as soon as possible.

AmSouth learned on January 29, 2004 that the Division of Corporate Finance ("Division") permitted another company ("Other Company") to exclude *an identical proposal* by Proponent from the Other Company's proxy statement for its 2004 annual meeting of shareholders.[2] (A copy of the no-action letter granted to the Other Company (the "Other Company Letter"), which includes the text of the proposal, is attached as Exhibit B.)

---

[1] The Proposal does not define what constitutes an "independent" director.

[2] Proponent's statement in support of his proposal to the Other Company contains minor wording differences in relation to the Supporting Statement in respect of his AmSouth Proposal. For example, in the former, Proponent references the corporate governance standards of Nasdaq, whereas in the latter Proponent references the corporate governance standards of the New York Stock Exchange. AmSouth does not believe that any of these differences are material and, at any rate, the actual proposals themselves are identical.

The Division permitted the Other Company to exclude Proponent's proposal on the grounds that the Other Company lacks the power and authority to implement the proposal. Proponent's Proposal to AmSouth is impermissible for the exact same reason: AmSouth also lacks the power and authority to implement the Proposal.

Accordingly, AmSouth is writing to the Division to respectfully request that the Division not recommend enforcement action to the SEC if AmSouth omits the Proposal and the Supporting Statement in their entirety.

Proponent's Proposal violates Rule 14a-8(i)(6) because AmSouth lacks the power and authority to implement the Proposal.

The Other Company argued that Proponent's proposal should be excluded because:

- Under Delaware law, the Other Company's directors are elected by its shareholders, not by the other directors.
- The Other Company may have difficulties finding qualified independent directors who are willing to serve on the board of a public company.
- Even if the Other Company were able to find independent directors who are willing to serve on the Other Company's board, the Other Company may "not be able to find an individual deemed 'independent' who will have the time and desire to devote to a position as important as [the Other Company's] Chairman, and . . . such individual would require an extremely high level of compensation to perform duties that are currently performed without duplication by the current combined CEO and Chairman."
- Accordingly, "[b]ecause [the Other Company] does not control who is elected or retained as a director, [the Other Company] cannot ensure that any independent director, if elected, would consent to serve as [the Other Company] Chairman."
- The Division, on several occasions, has permitted the exclusion of shareholder proposals imposing qualification requirements on members of the board, on the basis that it is "beyond the corporation's power to ensure the selection of a particular person or type of person."

The arguments above, which were ultimately accepted by the Division in the Other Company Letter, are equally applicable to AmSouth in respect of Proponent's Proposal. AmSouth, like the Other Company, is a Delaware corporation and AmSouth's directors are also elected by the shareholders. Like the Other Company, AmSouth has a single CEO and Chairman who is not "independent." Although the majority of AmSouth's Board of Directors are "independent" under SEC and New York Stock Exchange rules, AmSouth also has concerns about its ability to find an independent director who is sufficiently qualified and willing to serve as Chairman. Accordingly, AmSouth believes that Proponent's Proposal should be excluded from AmSouth's proxy materials because AmSouth lacks the power and authority to implement the Proposal.

AmSouth has "good cause" for filing this request later than 80 days before AmSouth expects to file its definitive proxy materials.

AmSouth expects to file its definitive proxy materials with the SEC on or about March 12, 2004 and thus recognizes that it has not complied with the requirement in Rule 14a-8(j) that no-action letters be filed no later than 80 calendar days before a company expects to file its proxy statement.

Rule 14a-8(j), however, permits the SEC staff to permit companies to submit no-action letters under Rule 14a-8 later than 80 calendar days before the filing of the company's definitive proxy statement if "the company demonstrates good cause for missing the deadline."

AmSouth respectfully submits that it has good cause for missing the 80-day deadline. AmSouth did not seek no-action relief previously because, until the issuance of the Other Company Letter, the Division had not raised the concern that ensuring compliance with such a proposal may be beyond the Board's power, and AmSouth did not want to waste the Division's resources on a Proposal of a type that, previously, the Division had not generally permitted companies to exclude. AmSouth believes that the need to protect thousands of AmSouth's shareholders from the inclusion of a Proposal that the Division has recently determined to be improper (and beyond the power of the Board to implement) outweighs AmSouth's failure to comply with the technical requirements of Rule 14a-8(j). In addition, if the Proposal were to pass, AmSouth's Board would be left in an untenable position, forced to choose between revising AmSouth's by-laws to reflect a Proposal that the AmSouth Board may be unable to ensure compliance with (which the staff has now acknowledged) or choosing to ignore an adopted resolution of its shareholders.

Finally, AmSouth believes that Proponent has not been prejudiced by AmSouth's filing of this request later than 80 days before AmSouth files its definitive proxy materials because Proponent also had the opportunity to review and respond to the identical legal argument in the Other Company's request.

* * * * *

Under Rule 14a-8, companies have only one option if they believe that a shareholder proposal is improper for inclusion in the company's proxy materials: the no-action process. In reviewing such requests, the Division is asked to balance the competing interests of companies and shareholders in ultimately determining whether a proposal should be included in a proxy statement. AmSouth believes that, in this case, the negative consequences of including Proponent's Proposal, which the staff has acknowledged to be improper, in AmSouth's proxy materials far outweigh the alternative of requiring the inclusion of the Proposal simply because of the technical requirements of Rule 14a-8(j). Thus, AmSouth hereby requests the concurrence of the Division that it will not recommend enforcement action to the SEC if AmSouth omits the Proposal and the Supporting Statement.

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. A copy of this letter and all exhibits is also being provided to Proponent.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning it to the waiting messenger.

If you have any questions concerning this request, please do not hesitate to call the undersigned at 202-778-9107.

Sincerely,



Cary J. Meer

Enclosures

cc: Keir Gumbs, Special Counsel, Office of Chief Counsel, Division of Corporation Finance
Steve Yoder, General Counsel, AmSouth Bancorporation

Exhibit A



PROPOSAL

The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.

SUPPORTING STATEMENT

A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

The New York Stock Exchange has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.

This proposal is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.

I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.

To ensure a check and balance oversight of our investment with an

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

Exhibit B

2004 SEC No-Act. LEXIS 56

Securities Exchange Act of 1934 -- Rule 14a-8(i)(6)

January 16, 2004

[*1] SouthTrust Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Response of the Office of Chief Counsel Division of Corporation Finance

January 16, 2004

Re: SouthTrust Corporation
Incoming letter dated November 25, 2003

The proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board.

There appears to be some basis for your view that SouthTrust may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board. Accordingly, we will not recommend enforcement action to the Commission if SouthTrust omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SouthTrust relies.

Sincerely,

Song P. Brandon
Attorney-Advisor

INQUIRY-1: SouthTrust Corporation
420 20th Street [*2] North, 32nd Floor
A-001-TW-3205
Birmingham, AL 35203

Direct Dial (205) 254-5150

November 25, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Stockholder Proposal Submitted by John K. Moore

Ladies and Gentlemen:

SouthTrust Corporation, a Delaware corporation (the "Company"), requests pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the staff of the Division of Corporation Finance (the "Staff") recommend no action to the Securities and Exchange Commission (the "Commission") if the Company omits from its proxy materials (the "Proxy Materials") for its 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") the stockholder proposal submitted by John K. Moore (the "Proponent") attached hereto as Exhibit A (the "Proposal").

Pursuant to Exchange Act Rule 14a-8(j), enclosed are six copies of each of: (i) the Proposal and statement in support of the Proposal received from the Proponent (the "Supporting Statement"); and (ii) this letter, which sets forth the bases upon which the Company proposes to omit the Proposal [*3] and the Supporting Statement from the Proxy Materials. There is also included a copy for the Staff to file stamp and return in the enclosed prepaid envelope. As required under Exchange Act Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying the Proponent of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials.

Pursuant to Exchange Act Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days prior to the date the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proponent, a stockholder of the Company, by letter dated November 7, 2003, submitted for inclusion in the Proxy Materials the Proposal and the Supporting Statement. The Proposal recommends that the Board of Directors amend the bylaws of the Company to separate the position of Chairman of the Board and Chief Executive Officer, and to require that an independent director serve as Chairman of the Board as soon as possible.

The following is the text of the Proposal and the Supporting Statement as it currently stands:

> PROPOSAL: The shareholders recommend that the [*4] Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.
>
> SUPPORTING STATEMENT
>
> A primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including, the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.
>
> Nasdaq has recently adopted corporate governance standards requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.
>
> This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate [*5] checks and balances are abundantly clear.
>
> I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.
>
> To ensure a check and balance oversight of our investment with an Independent Board Chairman Vote FOR [Insert Designation of Proposal on Proxy Card].

Reasons for Omission

The Company believes that the Proposal and Supporting Statement may be omitted from the Proxy Materials pursuant to any one of the following grounds for exclusion:

(1) Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to be in "violation of State law;

(2) Rule 14a-8(i)(3) because the Proposal is in violation of the Commission's proxy rules;

(3) Rule 14a-8(i)(6) because the Company lacks the Power and authority to implement the Proposal;

(4) Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company; and

(5) Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

1. The Proposal, If [*6] Implemented, Would Cause the Company to be in Violation of State, Federal or Foreign Law

The Proposal may be excluded in its entirety under Rule 14a-8(i)(2) because, if implemented, it would cause the Company to be in violation of state, federal or foreign law to which it is subject. Specifically, the Company and Mr. Wallace D. Malone, Jr. are parties to an Amended and Restated Employment Agreement, dated as of April 1, 1998 (the "Employment Agreement"), pursuant to which the Company engaged Mr. Malone as Chief Executive Officer, President and Chairman of the Board of Directors. A copy of the Employment Agreement is attached hereto as Exhibit B.

A breach of contract may be deemed to occur if a party fails to perform without legal excuse its obligation under a contract. Implementation of this Proposal would require that the Board of Directors take action to remove Mr. Malone from his position as Chairman of the Board of Directors. This action would require the Company to breach its Employment Agreement with Mr. Malone, having failed to perform without legal excuse its obligation to engage Mr. Malone as Chairman of the Board of Directors.

Under Alabama law, which governs the [*7] Employment Agreement, a breach of contract is failure, without legal excuse, to perform any promise which forms the whole or part of a contract. See *Irvin v. Community Bank, 717 So. 2d 369, 371 (Ala. Civ. App. 1997)* (employer's early termination of employee was deemed a breach of contract); *McGinney v. Jackson, 575 So. 2d 1070 (Ala. 1991)*. Section 2 of the Employment Agreement provides that Mr. Malone "shall serve the Company in a capacity *which is at least equal* [emphasis added] to the capacity in which he is now serving the Company and shall perform executive functions for the Company which are at least equal in responsibility, importance and scope as the executive functions" Mr. Malone currently performs for the Company. The Employment Agreement does not allow the Company to discharge Mr. Malone, without payment of substantial benefits, for reasons other than "Cause," as defined in the Employment Agreement. I recognize that Rule 14a-8(i)(2) requires submission of a supporting opinion of counsel, and intend that the above statements constitute the opinion of the undersigned attorney duly admitted to practice [*8] law in the State of Alabama.

Prior to the 2003 proxy season, the Staff recognized that a proposal to separate the roles of Chairman from CEO could be excluded under Rule 14a-8(i)(2) in substantially similar circumstances. See LESCO, Inc. (April 2, 2001). The Company urges the Staff to consider carefully the implications of requiring companies to include stockholder proposals in proxy materials which, if adopted, would require the subject companies to negate and breach otherwise valid contractual obligations. The Staff continued to recognize that some proposals dealing with employment agreements could be excluded during the 2003 proxy season when said proposals dealt with executive compensation. See e.g., The Gillette Company (March 10, 2003) (proposal requesting that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based was excludable because it might cause the company to violate an existing compensation agreement); Selective Insurance Group, Inc. (March 24, 2003) (proposal recommending that board of directors not approve compensation increases, for senior executives above a set amount [*9] and further recommending that the board of directors enter into agreements with senior officers and directors prohibiting exercise of existing stock options until a specified return on equity was achieved was excludable because it might cause the company to breach existing contracts). Because the Proposal, if implemented, would cause the Company to breach the terms of the Employment Agreement by removing Mr. Malone from his position as Chairman, we believe the Proposal may be omitted from the Proxy Materials in accordance with Rule 14a-8(i)(2).

In the alternative, if the Staff is unable to concur with the conclusion that the Proposal should be excluded in its entirety because it would cause the Company to be in violation of state, federal or foreign law to which it is subject, the Company requests that the Staff require the Proponent to recast his Proposal to cure the defect by revising the Proposal to state that implementation of the Proposal would be deferred until expiration of the Employment Agreement in accordance with its terms.

II. The Proposal Is Contrary to the Commission's Proxy Rules

A. The Proposal Is So Vague and Indefinite as To Be Misleading

Rule 14a-8(i)(3) [*10] states that a stockholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that stockholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented See e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the stockholders nor the company would know how to implement the proposal).

The Proposal, if implemented, would leave the Company's Board of Directors and management, as well as the Company's stockholders, in the position of not knowing who would be eligible to serve as the Company's Chairman because the Proposal does not include a definition of "Independent" [*11] director. While the Proposal identified one relationship -- i.e., CEO of the Company -- that would disqualify an individual from serving as the "independent" Chairman, there are differing views on what other relationships a director may have that would result in that director not being deemed "independent." The Supporting Statement references recently adopted Nasdaq corporate governance standards requiring a majority of the Board of Directors be independent; however, neither the Proposal nor the Supporting Statement gives any indication whether the Nasdaq independence standards would be acceptable for determinations of independence under the Proposal.

The Company has aggressively implemented the independence standards proposed by Nasdaq and approved by the Commission on November 4, 2003, however, neither the Company nor the stockholders may know whether the definition of "independent" contained within the Nasdaq corporate governance proposals is appropriate for implementing the Proposal.

Additionally, the Proposal does not specify whether an "independent" Chairman of the Board should be selected from current members of the Board of Directors, or whether a new director should be [*12] appointed to the Board, thereby increasing the size of the Company's Board of Directors. If the Proponent is also recommending an increase in the size of the Board, this would require Board action in addition to the proposed amendment of the Company's Bylaws.

Accordingly, for the reasons stated above, the Proposal is so vague and indefinite that it is inherently misleading and, therefore, excludable under Rule 14a-8(i)(3).

B. The Proposal Is False and Misleading

The Staff has consistently concurred that a company may properly omit entire stockholder proposals and supporting statements under Rule 14a-8(i)(3) where they contain false and misleading statements. The Supporting Statement accompanying the Proposal contains several statements which the Staff has previously found to be false and misleading. We urge the Staff to provide such relief here.

The Proponent includes the following statements in his Proposal and Supporting Statement that the Staff has previously specifically ruled are false and misleading in connection with its review of other stockholder proposals:

. "The primary purpose of the Board of Directors is to protect the shareholder's interests by providing independent [*13] oversight of management, including the CEO."

. "I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief."

See Alaska Air Group (March 28, 2003) (first and second bullets); Swift Transportation Company, Inc. (April 1, 2003) (first bullet only); and General Electric Company (January 28, 2003) (first bullet only). In these letters, the Staff held that the first bullet could be omitted unless the proponent recast it as his opinion and the second bullet could be omitted unless the proponent provided factual support for the statement.

The Proponent appears to have attempted to circumvent the Staff's prior holdings regarding the second bullet by recasting the first statement as his opinion, while still following with the assertion that corporate governance experts and institutional shareholders share his belief. The Staff has consistently held that statements that lack appropriate citation or factual support may be omitted. See Alaska Air [*14] Group (March 28, 2003) (ruling that three separate statements in the supporting statement may be omitted unless the proponent provided factual support for those statements); Sempra Energy (January 17, 2003) (ruling that three separate statements in the supporting statement may be omitted unless the proponent provided factual support for those statements, and additionally ruling that one statement may be omitted unless the proponent identified the alleged "experts"). Since the Proponent has no factual basis for making the statement contained within the second sentence of the second bullet in violation of Rule 14a-8(i)(3) and 14a-9, the Company urges the Staff to exclude such statement as being "false and misleading."

III. The Company Would Lack the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the Proposal." The Proposal, if implemented, would require that the Chairman of the Board of Directors be an "independent director," without defining independence other than excluding service by the current CEO. In order to comply with the Proposal, the Company [*15] would be required to ensure that: (a) a sufficient number of independent directors are elected by the stockholders each year to appropriately fill the position of Chairman and positions on the Board's Audit, Corporate Governance and Human Resources Committees, which are required by Nasdaq to be completely independent; and (ii) that one of the "independent" directors would be qualified and willing to serve as Chairman of the Board of Directors.

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its stockholders. Although vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. Thus, ultimately, the Company's stockholders determine who serve as the Company's directors.

The corporate accounting scandals which have dominated the news in recent years have made the process of finding qualified independent directors who are willing to serve on the board of a public company increasingly difficult [*16] and expensive. Coupled with that difficulty is the reality that obtaining insurance coverage for independent directors that provides coverage sufficient to protect independent directors in the event of a lawsuit -- whether or not such a suit has any merit -- and the necessity of having such independent directors serve on at least one of the Company's board committees based on the standards for the Company's continued listing on Nasdaq. The Company has real concerns that it will not be able to find an individual deemed "independent" who will have the time and desire to devote to a position as important as the Company's Chairman, and that such individual would require an extremely high level of compensation to perform duties that are currently performed without duplication by the current combined CEO and Chairman. Because the Company does not control who is elected or retained as a director, the Company cannot ensure that any independent director, if elected, would consent to serve as the Company's Chairman.

In a long line of no-action letters, the Staff has permitted the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board. Such proposals [*17] are excludable under long-standing Staff interpretations recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. See I-many, Inc. (April 4, 2003) (permitting exclusion of proposal requiring that all members of the compensation committee be non-management directors and allowing a non-management shareholder observer).

IV. The Proposal Relates to the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) states that a company may omit a stockholder proposal if it "deals with a matter relating to the company's ordinary business operations." In its 1998 release amending the stockholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998), at 11. As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' [*18] the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that the second rationale may be implicated where the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Id.

The Staff has previously held that proposals concerning requests to seek new management, hire or terminate officers, censure officers, and change the duties of officers are excludable as matters relating to the company's ordinary business operations See e.g., UAL Corp. (March 15, 1990) (proposal requesting a censure of an executive officer); Exxon Corporation (January 26, 1990) (proposal to remove the chief executive officer); Philadelphia Electric Company (January 29, 1988) (proposal to terminate the chairman and president); Public Service Company of Colorado (March 19, 1987) (proposal to seek new leadership in management of the company); and U.S. Air, Inc. (February 1, 1980) (proposal to create separate offices for the chairman and president). Additionally, the Staff has allowed exclusion [*19] of proposals relating to communication issues between non-management directors and stockholders as a matter relating to the company's ordinary business operations. See e.g., Comverse Technology, Inc. (September 8, 2003) (proposal to establish an Office of the Board of Directors to enable direct communication between non-management directors and stockholders).

The Company has strived, through adoption of the corporate governance reforms discussed previously, to demonstrate to stockholders and the investment community that the Company takes seriously its obligations with respect to management oversight and encouragement of a strong, independent Board of Directors. However, while stockholders do have a legitimate role in requesting the Company's Board of Directors to examine possible implementation of new policies, practices, and procedures designed to ensure Board independence, the Company believes that it is up to the Board to determine which policies, practices, and procedures to implement. Accordingly, the Company believes that its decision to address the perceived deficiencies of the unitary leadership structure whether by implementing regular meetings of the Board's independent [*20] directors or separating the roles of Chairman and CEO is a matter relating to the Company's ordinary business operations. The Supporting Statement places emphasis on "identifying an independent director to whom shareholders and employees may take their concerns," again an area that the Company believes is already addressed by current Company policies and procedures. While the Company recognizes that the Proposal's objective in avoiding the perceived deficiencies of unitary leadership and enhancing communication with independent directors may be significant policy issues, the Board's choice of the specific method to achieve that objective is clearly a matter relating to the Company's ordinary business operations. See e.g., Z-Seven Fund, Inc. (November 3, 1999) (although proposal relating to the adoption and implementation of a special committee report addressed matters outside the scope of ordinary business matters, other matters contained in the proposal addressing the method of implementing the report are ordinary business matters, and thus the entire proposal was excludable).

Accordingly, for all of the above reasons, the Company believes that the Proposal is excludable under [*21] Rule 14a-8(i)(7).

V. The Proposal Has Been Substantially Implemented and Rendered Moot

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal if the proposal has been rendered moot. To be moot, the proposal need not be implemented in full or precisely as presented. Rather, the standard is whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. See Commission Release No. 34-20091 (August 16, 1983), at II.E.6. As discussed further below, the Company believes that its recent corporate governance changes include policies, practices, and procedures that have substantially implemented the essential objective of the Proposal and met its underlying concerns.

The Staff has consistently taken the position that stockholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See e.g., The Talbots Inc. (April 5, 2002) (proposal requesting that the company commit to the implementation of [*22] a code of conduct based on ILO human rights standards was excludable because the company had formerly established and implemented similar standards; and The Gap, Inc. (March 16, 2001) (proposal requesting that the company's board provide a report on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, and discussed child labor issues with stockholders).

The essential objective of the Proposal is to address the perceived pitfalls of having unitary leadership of the Company by making changes in the leadership structure of the Board of Directors -- that is, by separating the roles of the Chairman and CEO. The Proponent's Supporting Statement repeatedly references independent board oversight, as well as making passing reference to "the risks of not having adequate corporate checks and balances." Not only has the Company always had independent management oversight and management accountability to its Board, the Company's recent corporate governance changes both accomplish the essential objective of the Proposal, as well as address the underlying concerns raised [*23] in the Supporting Statement.

The Company, following release of proposed changes in Nasdaq's corporate governance standards in late 2002, has instituted several changes designed to strengthen the independence of the Board of Directors. While the Company has had a completely independent Audit Committee for many years, the Human Resources and Corporate Governance Committees are now staffed completely by directors who meet Nasdaq's revised standards for independence. The Proponent's Supporting Statement states that requiring the Chairman's independence "will facilitate the holding" of meetings of the independent directors; however, all independent, non-management directors already meet in executive session outside the presence of management following each regularly scheduled meeting of the Company's Board of Directors. The Company's Audit Committee, as required by the Sarbanes-Oxley Act of 2002 and various Commission rules adopted during 2002 and 2003, has complete oversight over the Company's financial statements and the Company's external auditors. As mandated by the Audit Committee charter, the Audit Committee has already established procedures whereby employees may confidentially [*24] submit concerns regarding accounting or auditing matters. Additionally, the Company has an Ethics Hotline which allows officers, employees and directors to report issues directly to the Company. The Company's Human Resources Committee oversees all compensation decisions made with respect to all executive officers of the Company. The Company, in light of the corporate governance changes made in response to Sarbanes-Oxley and the revised listing standards put forth by Nasdaq, sees no need for the additional expenditure of separating the positions of Chairman and CEO, thereby creating another highly paid position to be funded out of Company profits.

The Company believes that these enhanced corporate governance policies, practices, and procedures have accomplished the essential objective sought by the Proposal and have addressed the Proponent's underlying concerns. In light of the complete oversight of management's preparation of Company financial statements by the independent directors serving on the Company's Audit Committee, and the ability to review and recommend compensation levels for all the executive officers of the Company granted to the independent directors serving on the Company's [*25] Human Resources Committee, it is difficult to understand how separating the roles of Chairman and CEO would further, in any significant way, the essential objective sought by the Proposal or better addresses the Proposal's underlying concerns. Accordingly, for all of the reasons stated above, the Company believes that the Proposal is excludable under Rule 14a8(i)(10).

Conclusion

For the foregoing reasons, the Company intends to exclude the Proposal from its Proxy Materials for the 2004 Annual Meeting. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials.

Please acknowledge receipt of this letter by date stamping and returning the additional copy of this letter in the enclosed, self-addressed stamped envelope. If you have any questions or require additional information, please contact me at (205) 254-5150.

Yours truly,

John D. Buchanan

EXHIBIT A

MOORE COMPANIES

200 Providence Road
Post Office Box 35261
Charlotte, NC 28235
Phone: 704-332-5406

Fax: 704-332-5406

November 7, 2003

Mr. Wallace D. Malone, Jr.
Chairman and Chief [*26] Executive Officer
SouthTrust Corporation
420 North 20th Street
Birmingham, Alabama

Dear Mr. Malone:

Enclosed please find a shareholder proposal that I am submitting under the SEC's shareholder proposal rules and which I intend to offer at the 2004 Annual Meeting. I have continuously owned well over $ 2,000 in market value of SouthTrust common stock for over a year and will own those securities through the date of the 2004 Annual Meeting. A written confirmation of my ownership from my broker is also enclosed.

Yours truly,

John K. Moore

PROPOSAL

The shareholders recommend that the Board of Directors amend the bylaws to separate the roles of Chairman of the Board of Directors and Chief Executive Officer and require an independent director to serve as Chairman of the Board of Directors as soon as possible.

SUPPORTING STATEMENT

A primary purpose of the Board of Directors is to protect shareholders' interests by Providing independent oversight of management, including the CEO. I believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

Nasdaq has recently adopted corporate governance standards [*27] requiring that a majority of the Board of Directors be independent and that regular meetings of only the independent directors be held. Requiring the Chairman of the Board to be independent will facilitate the holding of such meetings as well as identifying an independent director to whom shareholders and employees may take their concerns about executive management and the company.

This proposal is not intended to be critical of the company's present Chairman and CEO. It is made in the spirit of fostering good corporate governance at a time when the risks of not having adequate corporate checks and balances are abundantly clear.

I believe that an independent Chairman will reduce the risk of a corporate debacle like those recently in the news while strengthening the Board's integrity and improving its oversight of management. Many corporate governance experts and institutional shareholders appear to share my belief.

To ensure a check and balance oversight of our investment with an

Independent Board Chairman

Vote FOR [Insert Designation of Proposal on Proxy Card]

K&L

Kirkpatrick & Lockhart LLP

1800 Massachusetts Avenue, NW
Second Floor
Washington, DC 20036-1800
202.778.9000
Fax: 202.778.9100
Fax: 202.778.9898

FAX

Date • February 2, 2004

No. of Pages, including coversheet • 16

Transmit To •

Name	Company	Phone	Fax
Keir Gumbs, Special Counsel	Securities and Exchange Commission	202-942-2825	202-942-9525

From • David J. Michehl — **Phone** • 202-778-9274

Secretary • Debbie Stebbing — **Phone** • 202-778-9413

Client/Matter Name	Client/Matter Number	Attorney Number
AmSouth	0304421.0126	32021

COMMENTS: Please see attached.

When you are sending to us, please be sure to include a cover sheet with your transmittal and a telephone number where you can be contacted in case of equipment malfunction.

Transmitted by: [signature] **Time:**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmSouth Bancorporation
Incoming letter dated February 2, 2004

The proposal recommends that the Board of Directors amend the bylaws to separate the Chairman and Chief Executive Officer positions and to require that an independent director serve as Chairman of the Board.

There appears to be some basis for your view that AmSouth may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board. Accordingly, we will not recommend enforcement action to the Commission if AmSouth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We note that AmSouth did not file its statement of objections to including the proposal at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Keir D. Gumbs
Special Counsel